8235 Forsyth Blvd. - 4th Floor
St. Louis, Missouri 63105

February 25, 2008

Mr. Blaise Rhodes
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington D.C. 20549

Re:  File No. 000-52577

Dear Mr. Rhodes:

Receipt of your letter dated February 21, 2008 is hereby acknowledged.  Please be advised that we will amend our Form 8-K filed February 20, 2008 at such time as KPMG LLP is no longer performing any services for us with respect to our Form 10 Registration Statement or our Form 10-Q for the quarter ended June 30, 2007.

We acknowledge the following.

•	FutureFuel Corp. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas D. Hommert

Douglas D. Hommert,
Executive Vice President

C:  Gerald Carlson

Direct Line: (314) 854-8520	Fax: (314) 889-9603	e-mail: doughommert@ffcmail.com